UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File No. 000-32899

TRADE WIND COMMUNICATIONS LIMITED
 (Translation of registrant's name into English)

Level 9, 220 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date: August 4, 2004

/s/ Frank Favretto
_____________________________
Frank Favretto
Chairman

Media Release August 3, 2004

Trade Wind Communications Announces Its Certification as an Australian Federal Government Endorsed Supplier of Electronic Bill Presentment Solutions

(Sydney, Australia - Aug. 3, 2004) - Trade Wind Communications Limited (TRWDF.PK), Australia's leading provider of document production and delivery solutions today announced that it has been granted certification as an Australian Federal Government endorsed supplier of electronic bill presentment solutions.

The Australian Government implemented the Endorsed Supplier Arrangement (ESA) in 1994 with the aim of stimulating the development of the Information Technology (IT) and Major Office Machine (MOM) industries in Australia.

"We are extremely pleased to have been granted this status, and look forward to providing our electronic bill presentment and multi-channel delivery solutions to government buyers as an endorsed supplier," said David Colvin, CEO of Trade Wind Communications.

About Trade Wind Communications

Trade Wind Communications is an innovative technology company and the leading provider of document production and delivery solutions. Trade Wind Communications delivers your critical business documents (i.e. invoices, statements, reminder letters, remittance advices and reports) to your customers, shareholders, employees and suppliers across multiple delivery channels including email, fax, SMS and paper/post. Trade Wind Communications provides a seamless migration from paper to electronic delivery, resulting in reduced document delivery costs, improved cash flow and enhanced productivity. For more information, please visit www.tradewind.com.au

About Endorsed Supplier Arrangement (ESA)

The Endorsed Supplier Arrangement (ESA) provides pre-qualification for businesses in the Information Technology, Major Office Machines, Commercial Office Furniture and Auctioneering industries to sell to the Australian Government. It is mandatory for Australian Government Financial Management and Accountability Act 1997 (FMA Act) agencies to use the ESA when purchasing Information Technology (IT) and Major Office Machines (MOM) products and services. For more information, please visit www.finance.gov.au

Forward Looking Statements

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Among the important factors which could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" in the Company's Forms 20-F, Forms 6-K, and other filings with the U.S. Securities and Exchange Commission. Such risk factors include, but are not limited to, a recent operating history with no earnings; reliance on the Company's management team; the ability to successfully implement the Company's business plan; the ability to continue as a going concern; the ability to fund the Company's business and growth strategy; the growth of the communications industry; lack of proprietary technology; risk of rapidly changing technology; uncertainty regarding future government regulations; and the limited public market for the Company's common stock. The actual results that the Company achieves may differ materially from any forward-looking statements due to such risks and uncertainties. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

For further information, please contact:

David Colvin
Chief Executive Officer
Trade Wind Communications
Phone: 61 (0)2 9250 8897
Mobile: 61 (0)433 111 300
Email: dcolvin@tradewind.com.au